UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Sugarfina Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101
Las Vegas, NV 89118
(Full mailing address of principal executive offices)

(855) 784-2734
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Business

Overview

Sugarfina Corporation is a consolidated entity along with its four subsidiaries --

•	Sugarfina USA LLC, an operating company focused on the United States,

•	Sugarfina Global LLC, a holding company for Sugarfina Global Canada Ltd.,

•	Sugarfina Global Canada Ltd., an operating company for Sugarfina’s Canadian business operations, and

•	Sugarfina IP LLC, which holds the Company’s intellectual property assets.

The Company operates an upscale, luxury candy brand for adults at price points ranging from $8.95 up to $200 through its e-commerce platform, wholesale retail accounts, corporate gifting offerings, and retail boutiques. The Company has reached hundreds of thousands of consumers with its omni-channel distribution strategy. In this regard, the Company has a thriving ecommerce business, custom and corporate gifting business, and a major wholesale presence in over 900 accounts, including retailers such as Nordstrom, Paper Source, Total Wine & More and premier resorts like St. Regis, Rosewood, Resorts World, Bellagio and Wynn. The Company also currently has 25 retail boutiques with 5 in Canada and 20 in the United States, including its 9 shop-within-a-shops in Nordstrom. In addition to its retail boutiques in Canada, the Company also has an international presence through its two franchise stores in Hong Kong.

We acquire our unique candy products and our distinctive packaging from global producers on a purchase order basis. Our candies and packaging are then sent to a co-packer facility in Tijuana, Mexico for assembly as finished product before shipping primarily to our new Las Vegas, Nevada operations center, as well as to a third-party logistics center in San Diego when appropriate for distribution and fulfillment. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging that are design patented as well as trademark and copyright protected.

Our History and Response to COVID-19

On September 6, 2019, Sugarfina, Inc. (the “Predecessor”) filed voluntary petitions for relief under Chapter 11 (“Chapter 11 Proceedings”) of the U.S. Bankruptcy Code in Delaware. Bristol Luxury Group, LLC (“BLG”), acquired substantially all of the Predecessor’s assets, including the assumption of certain liabilities, pursuant to an asset purchase agreement for consideration of $15,125,000, including cash and a 20% membership interest in Sugarfina Holdings LLC, (the “Successor”). BLG installed new management at the Successor and commenced operations on November 1, 2019. On June 8, 2020, BLG acquired the 20% minority interest held by the Predecessor, making BLG the controlling stockholder with 100% ownership of the Successor.

The plan of reorganization was submitted to the bankruptcy court in March 2020. The bankruptcy court confirmed the plan of reorganization on May 13, 2020, and the plan was consummated on May 28, 2020. The Successor’s consolidated financial statements covering the fiscal year ended December 31, 2020 are included as part of the Company’s consolidated financial statement in Item 7 of this Annual Report.

On September 26, 2020, Successor reincorporated from a Delaware limited liability company into a Delaware corporation named Sugarfina Corporation (“Sugarfina” or, together with its consolidated subsidiaries, the “Company”). On April 30, 2021, the Company completed a conversion of certain of its indebtedness into shares of Series A Preferred Stock with retroactive effect to September 26, 2020 (the “Debt Conversion”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Retroactive Conversion of the Company’s Secured Promissory Note.” The consolidated financial statements give retroactive effect to the Debt Conversion. See Note 11 to the Company’s financial statements.

Since the acquisition of Sugarfina’s assets and the birth of the new Company on October 31, 2019, the business has faced certain challenges. The inception of the new company occurred in the midst of the 2019 holiday season (historically the busiest and most profitable time of year for the brand), however, as the Predecessor had been in financial difficulties during the latter half of 2019 leading up to the bankruptcy, the new company inherited an immediate inventory shortage which left it unable to fulfill many of the holiday orders it received, and consequently it was unable to take full advantage of its first holiday season. Furthermore, only the Company’s profitable retail store leases were assumed by the Company during the bankruptcy process, which meant we had about 20 less retail locations for distribution during the holiday season. During the last two months of 2019 and first few months of 2020, we worked tirelessly to stabilize and commercialize the Company as it recovered from the bankruptcy. Key initiatives undertaken during this time included renegotiation of retail store leases and headquarter office lease, restructuring of management and staffing levels, rationalizing the core product count to eliminate unprofitable SKU’s, reducing inventory investment, and rebuilding a commercially viable go-to-market and stage-gated innovation processes.

In mid-March of 2020, amid heightening fears and state and local closure ordinances regarding the COVID-19 pandemic, Sugarfina, like many other companies, made the decision to close all its retail stores. Consequently, Sugarfina boutiques and its shop-in-shops within Nordstrom department stores remained closed from mid-March to mid-June 2020. Those closures significantly impacted the Company’s revenues, as retail sales had historically constituted 40% - 50% of Sugarfina’s revenues. The Company began re-opening its boutiques in late June 2020, ramping up to all boutiques open by September 2020. During this period, we took the opportunity to optimize our e-commerce sales. We developed new marketing strategies focused on growing our e-customer list, increasing conversion, and growing the average order value. For more detail, see “The Company’s Business – Principal Products and Services,” below.

The Company developed exciting new innovations throughout the Spring and Summer of 2021, including brand collaborations with well-known and on-trend hard-seltzer brand, Truly®, the Simpsons TM collection, and a vegan product line. Retail sales continued to perform at below historical averages due to COVID-19 business restrictions, such as capacity limitations, that remained in place at many of our retail locations through mid-2021. We took possession of our new centralized distribution center and Nevada headquarters in Las Vegas in early April 2021 and began fulfilling e-commerce orders from this facility during the last week of that month. Production and operations at this facility ramped up successfully through the summer months, and the Company was able to fulfill holiday demand while navigating pandemic induced global supply chain delays for certain core and holiday products. In 2022, we continue to navigate supply chain delays and faced lower demand in the first two months of 2022 due to consumer concerns regarding the Omicron strain of COVID-19.

Principal Products and Services

The Company has joined the luxury candy market with a uniquely fresh, fashionable and experiential approach to gourmet confections targeted to grown-ups. The Company sells its candies through our e-commerce platforms, our retail boutiques in North America in major cities, including Los Angeles, New York, Boston, Vancouver and Toronto, and through its franchise in Hong Kong. The Company also sells its candies through wholesale channels, corporate and custom gifting, and licensing. The Company has developed a distinct brand identity that resonates with today’s customer by delivering an upscale experience from the moment customers engage with the brand at price points beginning at $8.95 up to $200.

Our Unique Brand of Candies, Collaborations and Packaging

The Sugarfina brand focuses on flavors designed for the adult palate, such as Champagne Bears ® and But First, Rosé Roses. Other leading flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. The Company also seeks to engage shoppers by offering new, interesting and unique products on a regular basis. The year 2021 began with successful launches of our Lunar New Year and Valentine’s collections, the release of our new all-vegan Tropical collection. In the spring and summer of 2021 we kept our fans engaged and excited by launching our collaborations with Hampton Water, Truly ® and the Simpsons TM, as well as the launch of our new bridal collection and “21 Days till ‘I Do’” wedding advent calendar. Based on the success of our popular Coffee and Cookie Collections, we added some crowd-pleasing new candies to these assortments to keep our brand fans engaged and excited. We closed out the 2021 with sales of our popular 2021 Halloween collection and 2021 holiday collection.

Recent products added to the Sugarfina line include Elderberry Bears, made from real elderberries, Lemon Shortbread Cookies, Chai Latte Chocolate Bars and Pink Citrus Ginger Bears. The Company’s candies are produced by artisan candy makers around the world, including in European countries like France, Germany, Italy and Greece, and in many categories, from gummies to fruit jellies to chocolates.

The Company also introduces new products through innovative collaborations. In early 2022, we launched a co-branded collaboration with Sweet Laurel, a Los Angeles whole foods baking company, offering an assortment of three candies that are keto-friendly, paleo and vegan. Collaborations in 2021 included the Hampton Water Collaboration inspired by the flavors of the upscale rosé brand founded by rock star Jon Bon Jovi and his son, Jesse Bongiovi, the Truly® collaboration, which introduced the world’s first hard seltzer-infused gummies to the market, and the Simpsons TM collaboration with one of America’s long running and most popular television shows. The Company’s corporate customer base finds sophisticated gift options available at several price points as well.

The Company’s brand is also made unique through its luxurious and iconic, design patented, copyrighted and/or trademarked packaging. The Company’s signature Candy Cubes® are the building blocks of the iconic Sugarfina look. Although Sugarfina’s Candy Cubes® can be sold separately, the Company also offers Candy Bento Boxes® which were inspired by the beauty and simplicity of Japanese bento boxes. Sugarfina’s Candy Bento Boxes® allow for customization of gifts by allowing consumers to select a wide array of Candy Cubes® to fill each box. The Company offers a variety of sizes and colors to allow the consumer to customize their experience, which begins by selecting a Candy Bento Box® or Candy Trunk. Each Candy Bento Box® holds two, three, four, eight or 16 Candy Cubes®. The Candy Trunk holds nine or twenty Candy Cubes®.

Market

As a result of COVID-19, we took the opportunity to pursue sales channels that were still open during the pandemic, such as gourmet grocery stores and other online platforms. The Company has an integrated marketing strategy to increase consumption amongst its existing customer base and to attract and retain new customers. The Company aims to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, public relations outreach to major media outlets, and a revamped customer loyalty program called Sugarfina Rewards. The Company also plans to identify and stay current with new trends by attempting to develop partnerships with brands that have robust influencer relationships, such as the Hampton Water and Truly® collaborations.

Additionally, the Company has identified key markets for international growth across Asia, Europe, and the Middle East. As a result of our international expansion efforts, we have been able to bring Sugarfina products to the Australian market through well-known upscale Australian department store, Myer, launched our storefront on the popular Japanese e-commerce platform, Rakuten, brought Sugarfina to South Korea for the first time in partnership with The Galleria mall. We also continue to expand our Canadian business with gourmet grocers and on-line gifting retailers.

The Company opened four new retail stores in Southern California on favorable rental terms during the 2020 holiday season and in January of 2021, opened another store at the new Chinese-themed Resorts World hotel in Las Vegas in the Summer of 2021. Since the opening of our centralized Las Vegas distribution and operations facility, the Company has begun expanding wholesale distribution.

The Company broadly distributes to its customers through its direct-to-consumer channels:

•	e-commerce,

•	boutiques,

•	wholesale accounts, and

•	corporate gifting.

Our E-Commerce Channel

Sugarfina utilizes its email and SMS text subscriber lists (potential customers) to market our e-commerce platform. In April 2022, the Company had approximately 520,000 e-mail subscribers (which includes 315,000 loyalty list subscribers) and approximately 20,000 SMS text subscribers. The Company’s e-commerce business has been supplemented by the opening of its Amazon storefront in December 2020 and the launch of its Rakuten storefront around the same time which allows the Company to reach and serve the Japanese market. Sugarfina’s Amazon page is managed by the Company’s in-house e-commerce team, and orders are fulfilled by its own fulfillment team.

For the year ended December 31, 2021, Sugarfina’s e-commerce channel accounted for 26% of its total sales. The Company plans to continue expanding its e-commerce channel through both its own e-commerce platform in addition to Amazon sales.

Our Boutiques

Currently, the Company leases 16 standalone stores in North America and has rent agreements with Nordstrom for 9 Shop in Shops. In 2021, we opened a fourth new Westfield mall location in Southern California, a new boutique in Las Vegas’ new Resorts World hotel, and launched Sugarfina products for the first time in Seoul, South Korea in the upscale Galleria Department Store. At the end of 2021, Nordstrom closed our Vancouver shop-within-a-shop to convert that location back to their own retail space. We were able to add that location to our Nordstrom wholesale accounts.

Additionally, we have negotiated rental concessions with a number of our landlords and continue to be in negotiations with landlords regarding certain of our New York stores. We believe this allow us to better navigate the ongoing impact of the COVID-19 pandemic and the seasonal downturn in sales that we historically experience during the summer months.

Our Wholesale Accounts

In keeping with our luxury brand identity, we have distribution at high-end retailers such as Nordstrom, Bloomingdales, and Neiman Marcus. We have further extended our reach by launching our products into new premium, gourmet grocers throughout the United States and Canada in 2020 and 2021, such as Mariano’s, Gelson’s, and Fresh Street Market. We also partnered with popular online floral and specialty gifting brands, opening new distribution channels that were operational throughout the closures of the pandemic, and these accounts have continued to purchase after the re-opening of retail stores.

We are also expanding wholesale distribution with new accounts in hospitality, cruise ships, grocery and airport gift shops.

Our Gifting Concierge Program

Our Gifting Concierge vertical allows us to service Sugarfina customers who seek customization of our products for corporate promotions or for events such as weddings or baby showers. Corporate customers include LVMH, Apple and the New England Patriots. We have built a custom gifting capability in our new Las Vegas centralized operations center which will enable us to expand further into this channel of business.

Competition

The retailing of confectionery products is highly competitive. The Company competes with premium chocolate brands such as Godiva, Compartes, and Vosges. Some of the Company’s competitors have greater name recognition and financial, marketing and other resources than us, although it is worth clarifying that while Sugarfina focuses primarily on and is known chiefly for its gummy candy products and innovations, the competitors mentioned above focus mainly on chocolate.

The Company believes that its principal competitive strengths lie in its unique candies created for grown-up tastes, quality confectionary made by artisan candy makers from around the world, and the ability to offer new candies. The Company also believes that its sophisticated branding, iconic packaging, and fashionable and fun stores set the Sugarfina brand apart from its competitors.

Suppliers and Raw Materials

The Company’s candies are manufactured by candy makers across the globe, including in Germany, France, Italy and Greece. The Company uses multiple candy makers to provide products such as gummies and chocolate on a purchase order basis. Similarly, the Company’s packaging is produced by suppliers on a purchase order basis. The Company continuously seeks to expand its base of confectionery and packaging suppliers. We also continue to develop new supplier partnerships, including more domestic partnerships, which allows us to diversify our supply base and continue developing and sourcing the best in unique, gourmet confections from quality artisans while also allows us to partially mitigate global shipping and supply chain issues.

We took possession and began shipping out of our new 50,000 square foot Nevada Headquarters and Operations facility in Las Vegas, Nevada in April 2021. We continued to ramp up our shipment volume throughout the Summer and into the Fall of 2021. By the end of 2021, 100% of our fulfillment volume occurred in Las Vegas. The new facility includes space for a Quality Assurance Lab and a corporate gifting center. Additionally, the Company has moved its headquarter offices to the 6,000 square foot office space within the facility and established the Nevada facility as the company’s principal place of business. We anticipate certain tax advantages associated with the change of headquarters and principal place of business of Sugarfina Corporation to a Nevada company, as well as lower cost of office space and general and administrative expenses. The closure of the Company’s New Jersey and Vancouver distribution centers and the movement of their operations to Nevada enabled us to benefit from lower labor costs, real estate costs, and utility costs. Moreover, centralizing our inventory into one location has allowed us to improve customer service.

Currently, the Company’s products are shipped from its suppliers to an unaffiliated third-party assembly and logistics partner pursuant to a co-packing agreement. This partner has a facility located in Tijuana, Mexico, and provides services including inventory management, production, fulfillment, and reporting. Additional services include importation and exportation logistics to and from Mexico, as well as additional storage and handling services performed in San Diego, California at a third-party logistics facility. We amended our agreement with our logistics partner effective August 1, 2021, which includes an automatic renewal provision after the first 12 months that extends the term of the agreement for successive 60-day periods unless either party provides written notice otherwise. The initial agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter, which remains in place in the amended agreement. The Company expects to continue to renew that co-packing agreement for the foreseeable future.

Once assembled, our partner ships our packaged products to our Nevada operations center for assembly, storage, and/or order fulfillment. The development cost of this centralized distribution facility including equipment, fixtures, supplies, and deposits was approximately $1.2 million, which was fully incurred in 2021. Because the Company’s products are manufactured by its vendors, the Company does not directly purchase raw materials for confectionery production. Nevertheless, the Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products.

Employees

The Company currently employs approximately 127 full-time and 28 part-time employees.

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine’s Day and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 beginning in mid-March 2020 and continued in various capacities throughout 2020 and 2021. This seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different semi-annual periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. See also, “Risk Factors – Our business is affected by seasonality” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Seasonality.”

Intellectual Property

Trade Name and Trademarks

The Company has an extensive intellectual property portfolio. The brand’s iconic packaging including the brand mark, Candy Cube® and Candy Bento Box ® are protected by the following:

•	more than 25 U.S. design patent registrations and allowances

•	more than 25 U.S. trademark registrations and allowances and a further 198 worldwide

•	7 U.S. copyright registrations

•	Trademark and patent registrations in 28 international jurisdictions

The Company publishes information regarding its intellectual property on its website, available at https://www.sugarfina.com/patents-and-trademarks.

Litigation

The Company currently has no outstanding litigation.

The Company’s Property

The Company leases space for its Las Vegas operations center, Los Angeles office and retail stores, including leasing space from other retailers for its shop-within-a-shop locations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

•	Overview

•	Results of Operations

•	Liquidity and Capital Resources

•	Plan of Operations

•	Trend Information

Overview

Sugarfina Corporation and its four subsidiaries Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC operate an upscale candy brand for adults through retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. As of the date of this Annual Report, the Company operates 25 retail boutiques with 5 in Canada and 20 in the United States, including its 9 shop-within-a-shops in Nordstrom. The Company acquires its unique candy products and distinctive packaging from global manufacturers on a purchase order basis. Our candies and packaging are then sent to a facility in Mexico for assembly before shipping to our Las Vegas facility for distribution and fulfillment. Our products are sold at price points ranging from $8.95 up to $200 through three primary channels – e-commerce or direct to consumer, through our wholesale channel including such stores as Nordstrom, Paper Source and Total Wine & More, and through our retail stores. The Company also has two franchise stores located in Hong Kong. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging which are trademark and copyright protected.

The Successor Acquires Substantially All of the Predecessor’s Assets

On September 6, 2019, Sugarfina, Inc. (the “Predecessor”) filed voluntary petitions for relief under Chapter 11 (“Chapter 11 Proceedings”) of the U.S. Bankruptcy Code in Delaware. BLG acquired certain of the Predecessor’s assets, including the assumption of certain liabilities, pursuant to an asset purchase agreement for consideration of $15,125,000, including cash and a 20% membership interest in Sugarfina Holdings LLC (the “Successor”). BLG installed new management at the Successor and commenced operations on November 1, 2019. On June 8, 2020, BLG acquired the 20% minority interest held by Predecessor, making BLG the controlling stockholder with 100% ownership of the Company.

On September 26, 2020, Successor reincorporated from a Delaware LLC into a Delaware corporation named Sugarfina Corporation. Otherwise, the ownership and management of the Company and Successor remain the same.

Retroactive Conversion of the Company’s Secured Promissory Note Held by BLG

On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8 million in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

To provide for the issuance of preferred stock to BLG in connection with the corporate conversion, the Company also amended Article Fourth of the Certificate of Incorporation of the Company by filing a Certificate of Correction with the Delaware Secretary of State on April 30, 2021. The Certificate of Correction designates 800,000 shares of the Company’s preferred stock as “Series A Preferred Stock” and fixes the rights, preferences, limitations, qualifications and restrictions with respect to the shares of such series. Effective September 26, 2020, the board of directors of the Company then issued 800,000 shares of Series A Preferred Stock to BLG in proportion to the number of preferred units BLG owned in Sugarfina Holdings LLC immediately prior to the corporate conversion.

The Company believes that this Debt Conversion may offer certain benefits to the Company, including lowering the debt load of the Company, potentially improving future liquidity, potentially improving our ability to obtain third-party financing, and generally providing more financial flexibility.

The Series A Preferred Stock issued to BLG does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. The Series A Preferred Stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues on a daily basis and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly.

Dividends are payable as declared by the Company’s Board of Directors. Holders of Series A Preferred Stock receive dividends, when declared, and liquidation preferences over holders of common stock. Series A Preferred Stock is convertible to common stock at the option of the preferred stockholder. As of December 31, 2021, after giving effect to the Debt Conversion, there were un-declared dividends in the amount of $1,318,654.

Basis of Presentation

The Company’s financial statements and other accompanying financial information are presented on a “Successor” and “Predecessor” basis. Sugarfina Holdings LLC (the “Successor”) accounted for its acquisition of certain assets and assumption of certain liabilities of Sugarfina, Inc. (the “Predecessor”) on November 1, 2019, as a business acquisition under the guidance of Accounting Standards Codification (ASC) 805, Business Combinations. Accordingly, certain financial information presented herein, including the allocation of the total purchase price of the business acquisition attributable to the purchase of the assets and liabilities, are based on the fair values of our assets and liabilities, as of the closing date of the business acquisition. In determining the fair value of the assets acquired and liabilities assumed, management relied on internal estimates, primarily considering observable market pricing and cash flow projections.

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. Our product assortment is sold direct to consumer via e-commerce, wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More, and through our 25 retail stores. We opened one new store in January 2021, and one in June 2021. Both those stores carry percentage of sales rent agreements.

The Company’s wholesale sales is our largest channel and with our Las Vegas distribution and operations facility in place we are further expanding this business. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, industry capacity, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being produced and then distributed to customers directly through e-commerce, our retail stores, through our gifting concierge solution, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and retail stores.

	Year Ended December 31,
	2021	2020	Percentage Change
Wholesale	$12,819,074	$9,484,175	35%
E-commerce	7,841,154	8,511,165	-8%
Retail	7,536,847	4,688,695	61%
Gifting Concierge	1,648,402	1,700,087	-3%
International	762,449	608,125	25%
	$30,607,926	$24,992,247	22%

Number of Sugarfina boutiques	16	14
Number of Nordstrom SIS	10	10
Total number of Sugarfina shops	26	24

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as the fall and winter holidays, Valentine’s Day and Easter than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 beginning in mid-March 2020 and continued in various capacities throughout 2020 and 2021. When comparing our 2021 results note that 2020 contained almost three months of pre-COVID-19 results during January through mid-March 2020. That seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices potentially losing sales to price sensitive customers. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugate, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing. See “—Trend Information – COVID-19 Updates” for additional information regarding supply chain delays and increased logistics costs.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Advertising and Marketing

Our advertising and marketing expenses relate to our advertising campaigns, which include social media, print, online advertising, local promotional events, monthly agency fees and payroll costs related to sales and marketing personnel. We also invest in providing branded shelving units to our wholesale customers to display our products.

Expenses Related to Financing

Other income and expense consist primarily of government grant income and interest expense associated with our Note (as defined below) to our parent company. See “—Liquidity and Capital Resources – Payment Protection Program” and “—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt.”

Year Ended December 31, 2021 (“2021”) Compared with Year Ended December 31, 2020 (“2020”)

The following table sets forth our consolidated statements of operations and comprehensive loss for the periods indicated.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2021	2020
NET REVENUE	$30,607,926	$24,992,247

COST OF SALES	15,363,495	13,184,826

GROSS MARGIN	15,244,431	11,807,421

SELLING, GENERAL AND ADMINISTRATIVE (1)	19,599,012	16,812,673

LOSS FROM OPERATIONS	(4,354,581)	(5,005,252)

OTHER INCOME (EXPENSE)
Government grant income	1,681,089	2,000,000
Interest expense (2)	(1,151,505)	(1,702,231)
Other expense	(53,432)	(15,942)
	476,152	281,827

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,878,429)	(4,723,425)

PROVISION (BENEFIT) FOR INCOME TAXES	4,181	(28,544)

NET LOSS	(3,882,610)	(4,694,881)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(18,430)	(34,926)

TOTAL COMPREHENSIVE LOSS	$(3,901,040)	$(4,729,807)

NET LOSS PER SHARE
BASIC	$(0.41)	$(0.40)
DILUTED	$(0.31)	$(0.38)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,637,326	12,500,000
DILUTED	12,637,326	12,500,000

(1) Includes $395,743 of one-time start-up costs associated with our new centralized distribution and operations facility in Las Vegas for the year ended December 31, 2021.

(2) Includes $1,140,211 and $1,688,585 of non-cash interest expense associated with our Note to our parent company for the years ended December 31, 2021, and 2020, respectively.

Net revenues

Net revenues increased $5,615,679, or 22%, in 2021 compared with 2020 primarily driven by our wholesale and retail channels because of loosening of COVID-19 restrictions, distribution expansion, and innovation. We launched new product offerings, such as our Spa, all-vegan Tropical, Hampton Water Rosé® and The SimpsonsTM, and Truly® hard seltzer collections, continued to grow our specialty grocery store accounts and opened two new retail stores. In addition, we opened our new centralized Las Vegas facility while simultaneously closing our New Jersey and Vancouver self-operated facilities. Since opening our Las Vegas operations, we have migrated 100% of our fulfillment operations to the new facility.

Our net revenues were negatively impacted by pandemic induced global supply chain delays including backlogs at ports in Southern California. Those delays led to cancelled wholesale holiday orders and out-of-stock items on our e-commerce platforms and retail stores. Despite those challenges, in the fourth quarter of 2021, our net revenues increased 8% compared to the previous year fourth quarter as we delivered a successful 2021 fall and holiday season, selling out of our Halloween and holiday collections and delivering the most profitable quarter in the Company’s history.

Wholesales revenues increased $3,334,899, or 35%. While many of our department store partners were shut down due to COVID-19 in 2020, we also increased our expansion into new gourmet grocery, online gifting, and travel and leisure accounts.

Retail sales increased $2,848,152, or 61%, primarily due to innovative product launches and 2020 being more impacted by COVID-19 restrictions. Additionally, from December 2020 to January 2021 we opened four new stores in the greater Los Angeles area and one new store in a new luxury resort hotel in Las Vegas in June 2021. Same store sales at all Company-owned stores and Nordstrom Shop-in-Shop locations increased $1,949,952, or 42%, during 2021 compared with same store sales during 2020.

E-commerce sales decreased $670,011, or 8%, between the two periods primarily due to COVID-19 restrictions that pushed more consumers towards online purchasing of our products in 2020 and delays at Southern California ports that minimized our sales during the second half of 2021.

Gifting concierge sales and international sales increased $102,639, or 4%, during 2021 versus 2020. COVID-19 had an impact on both channels, leading to lower sales as most socially oriented gifting events were cancelled or postponed. Our international revenues increased period-over-period due to the closure of stores in 2020.

Gross margin

Gross margin as a percentage of net revenue increased between the two periods from 47% in 2020 to 50% in 2021 primarily due to sales pricing and shipping supplies, offset partially by higher inbound freight costs.

Selling, general and administrative

Selling, general and administrative expenses were $19,599,012 for 2021 compared to $16,812,673 in 2020. A portion of the period over period increase was driven by one-time start-up costs of $395,743 and deferred non-cash rent amortization associated with our new centralized distribution and operations facility in Las Vegas, which we took possession of in April 2021. Payroll, software, subscription services and merchant fees increased to support our growth. As a percentage of net revenue, selling, general and administrative expenses decreased by 3% between the two periods as we began leveraging our new operating model. Excluding one-time costs and deferred non-cash rent amortization, selling, general and administrative expenses for 2021 were $18,196,839, or 59%, of net revenue.

Other income (expense)

Other income was $476,152 for 2021 compared to $281,827 for 2020. The net increase was primarily due to a decrease in non-cash interest expense related to the Note, partially offset by lower governmental grant income. See “— Liquidity and Capital Resources – Payment Protection Program” and “—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt.”

Net Loss

As a result of the foregoing, net loss for 2021 was $3,882,610 compared to $4,694,881 during 2020.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financings, including the Regulation A Offering or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

As of December 31, 2021, the Company’s cash and cash equivalents was $2,369,342. Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s operations have been financed to date by a combination of revenue, debt, three cash injections from Bristol Luxury Group LLC and our Regulation A Offering. See “—Regulation A Offering” and “—Bristol Luxury Group LLC Debt.” The primary cash needs have been to fund working capital requirements (primarily inventory to support growth), and to develop our Las Vegas Operations Center. In 2021, we invested $1,014,768 related to the startup and development of our Las Vegas Operations Center, which was fully operational by the fall of 2021.

Regulation A Offering and Regulation Crowdfunding Offering

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 29, 2021 (the “Offering Circular”)) to investors based upon investment level.

On June 11, 2021, the Company filed a Form C for a maximum offering amount of $5,000,000. The Company did not raise any funds in the Regulation Crowdfunding Offering and withdrew the Form C on August 2, 2021.

On July 30, 2021, the Company increased the offering price of its Common Stock to $10.35 from $10.00 and added OpenDeal Broker dba the Capital R, a broker-dealer, as part of the selling group for the Regulation A Offering.

As of December 31, 2021, the Company had issued 343,108 shares of Common Stock and secured $2,204,461 of net proceeds through the Regulation A Offering, net of a $289,587 subscription receivable for subscriptions closed in 2021 but proceeds not yet received. As of the date of this Annual Report, we have secured additional proceeds of $214,026 in 2022.

On April 22, 2022, the Company announced the intention to terminate our Regulation A Offering on June 30, 2022. No further subscriptions will be accepted for the current offering after June 30, 2022. Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

Bristol Luxury Group LLC Debt

On October 31, 2019, Sugarfina Holdings LLC, the Successor, acquired substantially all the assets of Sugarfina Inc., the Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor’s assets, the Successor signed a note as debtor to Bristol Luxury Group LLC (“BLG”), which holds 100% of the Successor’s equity, in the amount of $15,000,000 at an interest rate of 12% per annum (the “Note”) with a maturity date of May 21, 2021. When the Successor became Sugarfina Corporation on September 26, 2020, BLG continued to own the same controlling interest and the Note maturity date was extended by three years to May 2024. Under the terms of the Note, the Company may borrow, repay and reborrow funds under the Note in one or more loans up to the maximum of $15 million. Interest payable on the note is payable-in-kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company (the “Debt Conversion”).

Under the terms of the Note, the debt is secured by a first priority interest in substantially all of the Company’s assets including cash, accounts receivable, inventory, fixed assets, and intellectual property. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid first before the stockholders would receive anything. Furthermore, if the Company takes on additional debt after the Regulation A Offering, that debt and its creditors may also receive priority ahead of the stockholders in the event of bankruptcy.

On October 31, 2019, BLG also advanced $1,600,000 to the Successor primarily for the purpose of funding initial working capital. $1,420,000 of the cash injection was booked as equity and $180,000 recorded in the Company’s accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again. In August 2020 and September 2021, BLG added another $1,000,000 and $250,000, respectively to the accounts payable for the purpose of making additional funds available to the Company to use as working capital. At December 31, 2021, the Company’s accounts payable to BLG totaled $1,285,309 and, after giving effect to the Debt Conversion, the amount outstanding under the Note was $10,131,126.

Management opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believes the terms of the cash loans from BLG would be more favorable than from a lending institution at this stage of the Company’s development. Management was expecting to provide additional working capital to the Company considering both its seasonality and the impact of the economic downturn resulting from the COVID-19 outbreak.

Given that all or substantially all the Company’s assets serve as collateral for the Note, the Company may find it difficult to obtain financing in the future on terms that are reasonable. We may seek to raise any necessary additional funds through equity or debt financings or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Paycheck Protection Program

On April 8, 2020, the Successor applied for and was granted a loan under the SBA’s Payment Protection Program (“PPP) in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company’s payroll, lease payments and utilities. That loan was presented on our consolidated statements of operations for the year ended December 31, 2020, and for 2021 as “Government grant income”.  The receipt of funds under the PPP allowed the Company to temporarily avoid additional workforce reduction measures amidst a steep decline in revenue and production volume. The Company’s first draw PPP loan was fully forgiven in September 2021.

On March 15, 2021, the Company received a second draw SBA PPP loan in the amount of $1,650,000 through JPMorgan Chase Bank, N.A. The funds granted under that loan were used to cover the Company’s payroll, lease payments and utilities, according to the SBA guidelines, and that loan was fully forgiven in April 2022.

In 2021, we also received $31,089 (in US dollars) through the Ontario COVID-19 Small Business Relief Grants program under our Sugarfina Global Canada, Ltd subsidiary.

The Company recognized government grant income of $1,681,089 in the consolidated statements of operations for 2021.

See Note 8 to our consolidated financial statements in Item 7 for additional government grant disclosures.

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs and as of the date of this Annual Report cannot reasonably estimate when it will receive those refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. The Company will recognize government grant income separately within other income similar to the accounting of our forgivable PPP loans once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

See Note 12 to our consolidated financial statements in Item 7 for the subsequent event disclosure of our ERC application.

While the Company believes it has sufficient liquidity with its current cash position, the Company will continue to monitor and evaluate all financing alternatives as necessary. For more information, please see “Risk Factors – We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows” and “Our results of operations may be negatively impacted by the coronavirus outbreak" in the Company’s Offering Circular for the Regulation A Offering.

Trend Information

Our primary goal is to grow revenues profitability by adding customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and gifting concierge sales channels; as we add customers, we will be able to grow our brand. Increasing distribution, launching innovation, and marketing initiatives, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

We continue to drive awareness and trial of our products and acquire new customers with various marketing initiatives. As we continue to acquire new customers, expand distribution, and launch innovation we gain positive momentum.

The confectionery industry is a sizable market and is predicted to witness a steady CAGR of 3.5% in the period of 2021-2026 globally. We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong brand and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

COVID-19 Updates

Our net revenue has been negatively impacted by the COVID-19 pandemic for a number of reasons, including its impact on consumer shopping behavior as described above in “Results of Operations.” The Company has also been significantly impacted by COVID-19 due to supply chain disruptions and government restrictions intended to protect public health in response to new variants of COVID-19 spreading internationally. We are unable to predict the duration and magnitude of this impact going forward.

Supply Chain Disruptions

In 2021 and continuing into 2022, there have been several global ocean cargo delivery bottlenecks, most notably at major ports in China, Europe and Southern California, due to COVID-19 outbreaks, strong consumer demand and shortages of workers and equipment caused by pandemic-related health and safety measures. Those challenges have led to delays and increased logistics costs for certain of our products. We proactively instituted a price increase on our core products in the Spring of 2021 in anticipation of cost increases associated with increased shipping costs and delays. Those increased logistics costs have been reflected in cost of sales in our consolidated statements of operations. Through most of 2021, we did not experience material shipping delays, however, in the late-third quarter and fourth quarters of 2021, we experienced shipping delays for some of our fall holiday and core products that led to cancelled wholesale holiday orders and out-of-stock items on our e-commerce platforms and retail stores. If, as a result of COVID-19, we continue to face disruptions in our supply chain, or are unable to continue to operate our fulfillment center, we may not be able to make timely deliveries to our customers. In 2022, as of the date of this Annual Report, we have not experienced any material shipping delays.

Impact of Public Health Policies and Restrictions

Beginning in late March 2020 and through the first half of 2021, we experienced a significant increase in e-commerce demand primarily due to changes to consumer behaviors resulting from the various stay-at-home and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. Throughout the second half of 2021 and through the date of this Annual Report in 2022, the severity of the pandemic has lessened and e-commerce traffic and demand is returning to more normalized levels.

Nearly all stores were directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations because of, among other things, modified business hours and store and mall closures. As a result, wholesale partners did not order products for their stores in line with forecasted amounts in 2020 and early 2021. This trend negatively impacted, and may continue to negatively impact, among other things, retail, and wholesale sales. We saw a resurgence in retail and wholesale activity and sales beginning in the second quarter of 2021 as COVID-19 vaccines became more widely available and as COVID-19 restrictions began to be lifted by state and local governments, however we cannot guarantee that this trend will continue.

While we believe the effects of the COVID-19 pandemic on our business are subsiding with the increase in vaccine distribution, a decrease in state and local restrictions, and an increase in retail consumer activity, the ultimate financial impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this Annual Report, the company has experienced increased demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 3. Directors, Executive Officers and Significant Employees

The Company’s officers, significant employees and directors are as follows.

Name	Position	Age	Term of Office
Executive Officers:

Scott LaPorta	CEO	59	Since November 1, 2019
Fiona Revic	Secretary and Corporate Counsel	31	Since July 6, 2020
Ryan Nelson	Senior Vice President of Retail Sales and E-Commerce	46	Since November 1, 2019
Debra Allen	Senior Vice President of Human Resources	42	Since November 1, 2019
Brian Garrett	Vice President of Finance and IT	41	Since January 11, 2021
Juliette Kim	Vice President of Marketing	41	Since January 25, 2021
Tracy Woo	Vice President of Sales	38	Since January 19, 2022
Significant Employees:
Jason Wiggins	Director of Operations	39	Since August 30, 2021
Directors:
Scott LaPorta	Director	59	Since November 1, 2019
Paul L. Kessler	Director	61	Since November 1, 2019
Diana Derycz-Kessler	Director	57	Since November 1, 2019

Scott LaPorta, CEO and Director

Scott LaPorta is a proven senior executive with a record of driving outstanding performance within highly competitive and aspiration driven consumer businesses/brands including Levi Strauss, Hilton, Marriott, Bolthouse Farms, and most recently GT’s Kombucha. Scott provides strategic vision as well as creative and disciplined operational leadership. He has successfully developed and commercialized under managed businesses into high growth enterprises while expanding margins and building capability. Mr. LaPorta has raised over $30 billion in capital and led or co-led over $10 billion of M&A activity as a CFO of operating companies in the hospitality, lodging, and casino industries. He has also led two IPO spin off transactions. Scott took on a turnaround role at Levi Strauss in 2002 that included leading strategy, planning, and restructuring and then ran three divisions of the company. Mr. LaPorta successfully led the commercialization, growth, and eventual sale of the Bolthouse Farms fresh food and beverage business at a category leading exit multiple for a private equity firm. He was with Bolthouse Farms from 2009 through 2016. From January 2017 to July 2018, Mr. LaPorta lead Neuro Drinks as its President. From September 2018 to September 2019, Mr. LaPorta served as Chief Commercial Officer of GT’s Living Foods. Mr. LaPorta holds an MBA in Finance and Marketing from Vanderbilt University and a BS in Accounting from the University of Virginia. While he was at the University of Virginia Scott was a collegiate baseball pitcher.

Fiona Revic, Secretary and Corporate Counsel

Fiona Revic, Esq., is currently our Corporate Counsel. She has served in that position since July 2020. Prior to joining Sugarfina, she was In-House Counsel at Neoteryx, LLC from February 2020 to June 2020 responsible for all legal matters in the normal course of business and was previously Contracts Manager from March 2016 to February 2020 responsible for all commercial contracts. Prior to that, she was Assistant to In-House Counsel at Phenomenex Inc. from January 2015 to January 2016 and assisted with all legal matters. She holds Bachelor of Laws (LLB) degree from the University of Bristol, UK, completed her Legal Practice Course at the University of Law in London, UK, holds her Master of Laws (LLM) from UCLA, and is a member in good standing of the California Bar.

Ryan Nelson, Senior Vice President of Retail Sales and E-Commerce

Ryan Nelson brings over 20 years of retail experience to Sugarfina. In his current role at Sugarfina, Ryan is responsible for managing the sales and merchandising strategies for the Sugarfina retail experience both in-store and online. Ryan has been with Sugarfina since May 2016. Prior to joining the brand, Ryan served as the head of retail at Godiva USA from November 2015 and brings a wealth of confections experience along with 10 years in retail management experience from KB Toys. Ryan attended Arizona State University.

Debra Allen, Senior Vice President of Human Resources

Debra Allen serves as our current Vice President of Human Resources. She has been in the role since the launch of the Company on November 1, 2019. Prior to joining us, she served as the head of Human Resources at the Los Angeles Film School from August 2016 to August 2019. In that position she oversaw 400 employees at two different campuses as an HR department of one. Prior to that she held the position of Head of Human Resources for various entertainment companies and ran her own HR consulting firm, spanning from May 2004 to July 2016. She holds a B.A. in political Science from California State University, Northridge and is currently working on her master’s degree in Human Resources Management at the University of Southern California.

Brian Garrett, Vice President of Finance and IT

Brian Garrett is currently our Vice President of Finance and IT. He joined the Company in January 2021. He brings over 17 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Juliette Kim, Vice President of Marketing

Juliette Kim is currently our Vice President of Marketing. She joined Sugarfina in January 2021. She brings over 15 years of marketing experience from both the brand and retailer side to Sugarfina. Prior to joining us, she was the Senior Director of Global Brand Marketing and Product Development at Lancer Skincare from August 2019 to July 2020, Director of Product and Brand Marketing at Hourglass Cosmetics from November 2018 to July 2019, Senior Marketing Manager at Sephora from December 2016 to November 2018 and Brand Marketing Manager for Sally Hansen from June 2015 to July 2016. Her experience spans across brand, product and retail marketing as well as social media, more recently focused on the luxury space. She holds a B.S. in Marketing from the University of Illinois at Chicago.

Tracy Woo, Vice President of Sales

Tracy Woo is our current Vice President of Sales and oversees all Domestic and International wholesale sales including gifting and specialty, grocery, hospitality, liquor, travel, B2B and our Gifting Concierge.  She comes to us with over 14 years of wholesale experience in the Fashion Industry. After graduating from the University of California, Irvine with a B.A. in International Studies, she attended FIDM and obtained an A.A. in Merchandising Product Development.  She then began her career in New York City at the French Luxury Fashion House Chloe.  Since then, she managed International Wholesale distribution for the globally acclaimed brand Helmut Lang from November 2010 to April 2018. After spending over 10 years in New York City, she made the move back to Los Angeles to head sales at Maxbone from April 2018 to January 2019. Prior to joining us, she was the Global Wholesale Director at RtA Brand in Los Angeles from February 2019 to January 2022.

Jason Wiggins, Director of Operations

Jason Wiggins joined us in August 2021 as the Director of Warehouse Operations. Jason came to Sugarfina with 20+ years of leadership experience in various supply chain roles. Prior to joining us, he was Operations Manager at Amazon from June 2020 to August 2021 in their robotics fulfilment center. Prior to that, Jason was the Assistant Operations Manager for Shamrock Foods Company from August 2016 to June 2020. In that role, he led over 400+ employees across warehouse operations and delivery drivers. Jason’s experience provides great in-depth knowledge on end-to-end processes throughout supply chain and last mile fulfilment. Jason holds a bachelor’s degree in Business from Colorado State University Global Campus.

Paul L. Kessler, Director

Paul L. Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors, LLC and has extensive experience as a financier and venture capitalist. He is well versed at identifying deep value investment opportunities in a variety of industries. Mr. Kessler has broad experience in finance, actively sourcing, identifying, negotiating, and structuring investment transactions. He has actively worked with executives and boards of companies on corporate governance, strategy, and alignment of interests with stakeholders. Mr. Kessler has guided and overseen over 700 investment transactions. Mr. Kessler is married to Diana Derycz-Kessler.

Diana Derycz-Kessler, Director

Diana Derycz-Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors with investments in growing public and private companies in a variety of sectors. Through her investment activities she has taken on active operational roles, including a 17-year tenure as Owner, CEO and President of the Los Angeles Film School where she significantly grew the school’s size and presence to become a leader in media arts education. Ms. Kessler also has extensive experience in strategy, business operations, corporate governance, legal affairs. She holds a Law Degree from Harvard Law School, a master’s degree from Stanford University, and her Undergraduate Degree from UCLA. Ms. Kessler is married to Paul L. Kessler.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021 the three highest-paid directors and executive officers were paid as set forth in the table below:

Name	Capacities in which Compensation was Received	Cash Compensation ($)	Other Compensation ($) (1)	Total Compensation ($)
Scott LaPorta	CEO and Director	$504,916	$10,554	$515,470
Ryan Nelson	Senior Vice President of Retail Sales and E-Commerce	$209,216	$13,665	$222,881
Brian Garrett	Vice President of Finance and IT	$203,969	$7,383	$211,352

(1)	Represents the value of benefits received.

The Company did not pay its directors for the fiscal year ended December 31, 2021. There were 3 directors in that group.

We have an employment agreement with Scott LaPorta, our CEO and Director, with a term of four years and successive one-year renewal options. Mr. LaPorta is paid an annual base salary of $509,250 and is eligible to receive an annual bonus based on the Company’s achievement of goals for revenue and EBITDA. His target performance bonus is 70% of his base salary with the ability to earn up to 200% of the target bonus each fiscal year based on two components – revenue and EBITDA. In the event Mr. LaPorta is terminated without cause or leaves the Company for good reason, he will receive his base salary earned through the date of termination, accrued and unused paid time off, reimbursed expenses, all other accrued payments and benefits under his employment agreement. He will also receive a lump sum of his base salary plus a pro rata portion of his target bonus for that fiscal year, provided he signs a release of claims against company. In the event of a change of control or similar event, Mr. LaPorta will receive the same amounts as described above if, within twelve months of the change of control, he is terminated without cause or leaves for good reason.

Mr. LaPorta is eligible to receive a discretionary performance bonus, which would be granted at the sole discretion of the board of directors, for successfully transitioning the Company through the holiday season during the period of November 1 through December 31, 2019. In lieu of his year-end bonus for his efforts during the years 2019 through 2020 and 2021, Mr. LaPorta elected to receive 56,000 and 50,925 stock options, respectively, under the 2020 Equity Incentive Plan (as defined below) at a $10.00 exercise price.

Stock Option Plan

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the “2020 Equity Incentive Plan”), subject to annual increases in the number of available options. As of December 31, 2021, we have 277,500 stock options outstanding.

The 2020 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company’s employees and any subsidiary’s employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company’s employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plans must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a 4-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual’s service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual’s service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual’s vested and un-vested options will immediately lapse. The vested portion of an employee’s options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of April 22, 2022, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

	Series A Preferred Stock (4)			Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Paul L. Kessler (2)	721,329	-	90.2%	11,270,764	-	87.6%
Diana Derycz-Kessler (2)	721,329	-	90.2%	11,270,764	-	87.6%
All executive officers and directors as a group (9 people in this group) (3)	737,378	-	92.2%	11,521,533	-	89.6%

(1)	The address for all beneficial owners is 5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV 89118

(2)	Mr. Kessler and Ms. Derycz-Kessler own their interest in the Company through Bristol Luxury Group LLC, which they each jointly own, through their entities Bristol Investment Fund Ltd. and Vendome Trust.
(3)	Does not include shares to be issued in our Regulation A offering, over which investors will grant an irrevocable proxy to Mr. LaPorta.
(4)	Gives effect to the Debt Conversion. Except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders, shares of Series A Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, those holders shall be entitled to one vote for each such share held by them respectively. See “Item 6. Other Information – Debt Conversion”

Item 5. Interest of Management and Others in Certain Transactions

On October 31, 2019, Successor acquired all the assets of Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor’s assets, the Successor signed a Secured Promissory Note as debtor to Bristol BLG, in the amount of $15,000,000 at an interest rate of 12% per annum with a maturity date of May 21, 2021, which had been extended to May 21, 2024. For details, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources -- Bristol Luxury Group LLC Debt.”

On April 30, 2021, the company completed the Debt Conversion under which it converted $8,000,000 of the balance due under the Note into shares of Series A Preferred Stock, with retroactive effect to September 26, 2020. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Retroactive Conversion of the Company’s Secured Promissory Note Held by BLG.”

Paul L. Kessler and Diana Derycz-Kessler, who sit on the Company’s board of directors, own a combined 90.17% of BLG through their Bristol Investment Fund Ltd. and Vendome Trust. Barlock Capital owns 7.83% of BLG. Scott La Porta owns the remaining 2% of BLG and is the Company’s CEO and a director. As of December 31, 2021, after giving effect to the Debt Conversion, $10,131,126 was outstanding under the Note. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,” above.

On October 31, 2019, BLG also loaned the Successor $180,000 in cash followed by another $1,000,000 and $250,000 cash loan in August 2020 and September 2021, respectively, for the purpose of making additional funds available to the Company for use as working capital. As of December 31, 2021, $1,285,309 was held in the Company’s accounts payable owed to BLG. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,” above.

In total, as of December 31, 2021, the Company owes BLG, and so also owes its CEO, Mr. LaPorta, and two of its current directors, Mr. Kessler and Ms. Derycz-Kessler, $11,416,435.

Item 6. Other Information

None.

Item 7. Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Sugarfina Corporation

Opinion

We have audited the accompanying consolidated financial statements of Sugarfina Corporation (a corporation), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sugarfina Corporation as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sugarfina Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sugarfina Corporation’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sugarfina Corporation’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sugarfina Corporation’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Long Beach, California

April 22, 2022

SUGARFINA CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,369,342	$2,194,883
Restricted cash	215,164	238,854
Accounts receivable	1,854,571	1,111,239
Inventory	2,801,336	4,377,986
Prepaid expenses	1,206,878	1,332,598
	8,447,291	9,255,560
OTHER ASSETS
Property and equipment, net	1,293,883	560,027
Intellectual property	331,451	444,544
Deposits	773,538	704,669
	2,398,872	1,709,240
TOTAL ASSETS	$10,846,163	$10,964,800

LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES
Accounts payable	$758,364	$1,929,543
Accrued expenses	1,628,545	1,053,033
Deferred revenue	240,101	352,149
Capital lease liabilities	48,891	10,821
	2,675,901	3,345,546
NONCURRENT LIABILITIES
Deferred rent	1,165,735	231,904
Due to related party	1,285,309	1,180,000
Secured promissory note payable to related party	10,131,126	8,990,915
Capital lease liabilities, noncurrent portion	68,236	-
	12,650,406	10,402,819
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDER'S DEFICIT
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	8,000
Common stock; $0.01 par value, 25,000,000 shares authorized; 12,843,108 and 12,500,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	128,431	125,000
Additional paid-in capital	11,902,617	9,412,000
Common stock subscriptions receivable	(289,587)	-
Accumulated deficit	(16,176,249)	(12,293,639)
Accumulated other comprehensive loss	(53,356)	(34,926)
	(4,480,144)	(2,783,565)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$10,846,163	$10,964,800

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2021	2020
NET REVENUE	$30,607,926	$24,992,247

COST OF SALES	15,363,495	13,184,826

GROSS MARGIN	15,244,431	11,807,421

SELLING, GENERAL AND ADMINISTRATIVE	19,599,012	16,812,673

LOSS FROM OPERATIONS	(4,354,581)	(5,005,252)

OTHER INCOME (EXPENSE)
Government grant income	1,681,089	2,000,000
Interest expense	(1,151,505)	(1,702,231)
Other expense	(53,432)	(15,942)
	476,152	281,827

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,878,429)	(4,723,425)

PROVISION (BENEFIT) FOR INCOME TAXES	4,181	(28,544)

NET LOSS	(3,882,610)	(4,694,881)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(18,430)	(34,926)

TOTAL COMPREHENSIVE LOSS	$(3,901,040)	$(4,729,807)

NET LOSS PER SHARE
BASIC	$(0.41)	$(0.40)
DILUTED	$(0.31)	$(0.38)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,637,326	12,500,000
DILUTED	12,637,326	12,500,000

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Preferred Stock		Common Stock				Members' Capital
	Shares	Amount	Shares	Amounts	Additional Paid-In Capital	Subscription Receivable	Units	Value	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
BALANCE, DECEMBER 31, 2019	-	$-	-	$-	$-	$-	1,545,000	1,545,000	$(7,598,758)	$-	$(7,598,758)

CONVERSION FROM LLC TO CORPORATION	800,000	8,000	12,500,000	125,000	9,412,000	-	(1,545,000)	(1,545,000)	-	-	9,545,000

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	-	(34,926)	(34,926)

NET LOSS	-	-	-	-	-	-	-	-	(4,694,881)	-	(4,694,881)

BALANCE, DECEMBER 31, 2020	800,000	$8,000	12,500,000	$125,000	$9,412,000	$-	-	$-	$(12,293,639)	$(34,926)	$(2,783,565)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	-	(18,430)	(18,430)

ISSUANCE OF CLASS A COMMON STOCK	-	-	343,108	3,431	3,475,372	(289,587)	-	-	-	-	3,189,216

OFFERING COSTS	-	-	-	-	(984,755)	-	-	-	-	-	(984,755)

NET LOSS	-	-	-	-	-	-	-	-	(3,882,610)	-	(3,882,610)

BALANCE, DECEMBER 31, 2021	800,000	$8,000	12,843,108	$128,431	$11,902,617	$(289,587)	-	$-	$(16,176,249)	$(53,356)	$(4,480,144)

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,882,610)	$(4,694,881)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	534,401	404,289
Non-cash interest expense	1,140,211	1,688,585
Changes in operating assets and liabilities:
Accounts receivable	(743,332)	1,765,875
Inventory	1,576,650	952,788
Prepaid expenses and deposits	56,851	(556,293)
Accounts payable	(1,176,925)	92,218
Accrued expenses	575,512	(1,087,487)
Deferred revenue	(112,048)	(364,154)
Net Cash Used In Operating Activities	(2,031,290)	(1,799,060)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(897,354)	(193,337)
Net Cash Used in Investing Activities	(897,354)	(193,337)

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A common stock	3,189,216	-
Offering costs	(984,755)	-
Advance from related party	250,000	1,000,000
Payments to related party	(144,691)	-
Payments on capital lease liabilities	(45,758)	-
Payments on equipment notes payable		(82,856)
Long-term deferred rent	833,831	231,904
Net Cash Provided by Financing Activities	3,097,843	1,149,048

EFFECT OF EXCHANGE RATES ON CASH	(18,430)	(34,926)

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	150,769	(878,275)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	2,433,737	3,312,012

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$2,584,506	$2,433,737

SUPPLEMENTAL CASH FLOW INFORMATION:
Noncash investing and financing activities:
Conversion of secured promissory note payable to preferred stock	-	8,000,000
Cash paid during the years for:
Interest	11,294	13,646
Taxes	26,159	5,463

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMTENTS

DECEMBER 31, 2021 AND 2020

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company operates an upscale candy brand for adults through its e-commerce channels, as well as its wholesale channels, corporate and custom sales, and its retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong and international wholesale accounts in South-East Asia, Australia, and Europe. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. We may be unable to accurately predict the impact of COVID-19 going forward and as a result our estimates my change in the near term. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At December 31, 2021 and December 31, 2020, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. There were no concentrations of suppliers for the year ended December 31, 2021. During the year ended December 31, 2020, purchases from one supplier were approximately 15% of cost of goods sold.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$2,369,342	$2,194,883
Restricted cash	215,164	238,854
	$2,584,506	$2,433,737

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer’s financial condition and credit history, and economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At December 31, 2021 and December 31, 2020, the allowance for doubtful accounts was approximately $44,000 and $125,000, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is stated on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property under capital leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Properties under capital leases are amortized on the straight-line method over the life of the lease. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At December 31, 2021 and December 31, 2020, management assessed that there was no impairment of its long-lived assets.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	Year Ended December 31,
	2021	2020	Percentage Change
Wholesale	$12,819,074	$9,484,175	35%
E-commerce	7,841,154	8,511,165	-8%
Retail	7,536,847	4,688,695	61%
Gifting Concierge	1,648,402	1,700,087	-3%
International	762,449	608,125	25%
	$30,607,926	$24,992,247	22%

Advertising

Advertising costs, which are recorded in selling, general and administrative expense, are charged to operations when incurred. The Company incurred approximately $500,000 and $649,000 in advertising expense for the years ended December 31, 2021, and 2020, respectively.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. As of December 31, 2021, we have 277,500 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards for the year ended December 31, 2021, due to the exit event restrictions on the exercisability of the stock options.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases and rent abatement, are recognized as rent expense on a straight-line basis (straight-line rent) over the applicable lease terms. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. The term used for straight-line rent is calculated initially from the date of possession of the leased premises through the expected lease termination date. Rent expense for our retail stores is recognized from the possession date to the store opening date. The Company records the excess of the straight-line rent over the minimum rents paid or received as a deferred lease liability.

When ceasing operations at a store or warehouse under an operating lease, where the landlord does not allow the Company to prematurely exit the lease, the Company will recognize an expense equal to the present value of the remaining lease payments to the landlord, less any projected sublease income at the cease-use date.

Income Taxes

For the period November 1, 2019 (inception) to September 26, 2020, the Company was a limited liability company (LLC), taxed as a partnership in which all elements of income and deductions were included in the tax returns of the members of the LLC. Beginning September 27, 2020, the Company accounts for income taxes under the asset-and-liability method, as a corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2021 and 2020, management determined that the ultimate realization of deferred tax assets was uncertain and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). The guidance in this ASU supersedes the leasing guidance in Leases (Topic 840). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, and also issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update for the Company is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

In January 2021, the FASB issued ASU 2021-02, Franchisors - Revenue from Contracts with Customers (Subtopic 952-606), which introduces a new practical expedient for nonpublic business entities that simplifies the application of the guidance about identifying performance obligations related to pre-opening services. Because the Company previously adopted ASC 606, the ASU is effective for annual and interim reporting periods beginning after December 15, 2020. The adoption of the new standard did not have a material impact on the consolidated financial statements.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through April 22, 2022, the date the consolidated financial statements were available for issuance.

NOTE 3 – Conversion from LLC to Corporation

The Company converted from a Delaware limited liability company, Sugarfina Holdings LLC, to a Delaware corporation, Sugarfina Corporation, pursuant to a statutory conversion under Delaware law on September 26, 2020. The Company has the authority to issue 25,000,000 shares of common stock, at par value $0.01 per share, and 5,000,000 shares of preferred stock, at par value $0.01 per share.

NOTE 4 – Inventory

Inventory consists of the following:

	December 31, 2021	December 31, 2020
Raw materials	$830,035	$1,367,144
Finished goods	738,546	1,581,946
Supplies and other inventory	1,292,755	1,838,954
	2,861,336	4,788,044
Valuation reserve to net realizable value	(60,000)	(410,058)
	$2,801,336	$4,377,986

NOTE 5 – Property and Equipment

Property and equipment consist of the following:

	December 31, 2021	December 31, 2020
Equipment	$766,137	$278,648
Furniture and fixtures	469,733	447,563
Leasehold improvements	692,772	79,724
Software	29,000	29,000
	1,957,642	834,935
Accumulated depreciation	(663,759)	(324,438)
	1,293,883	510,497
Construction in progress	-	49,530
	$1,293,883	$560,027

NOTE 6 –Leases

The Company leases various office, retail and warehouse facilities and equipment under noncancelable leases. Capital leases relate to leases of equipment used in our operations center in Las Vegas, Nevada through April 2024. Imputed interest rate ranges are 8.30% to 8.80%. Operating leases have expiration dates ranging from April 2022 through July 2028. Rents charged to expense totaled approximately $2,705,312 and $2,214,000 for the years ended December 31, 2021, and 2020, respectively.

The Company’s future minimum lease payments required under noncancelable leases are as follows:

	Capital Leases	Operating Leases
2022	$58,811	$1,901,577
2023	58,811	1,786,665
2024	14,651	1,777,614
2025	-	1,385,444
2026	-	1,355,438
Thereafter	-	1,315,448
Minimum lease payments	$132,273	$9,522,186
Inputed interest	(15,146)
Present value of minimum lease payments	117,127
Current portion	(48,891)
Capital lease liabilities, noncurrent	$68,236

NOTE 7 – Secured Promissory Note

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC (“BLG”) totaling $10,131,126 at December 31, 2021 (the “Note”). The Company’s board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company. Interest may be paid-in-kind. The balance of the promissory note is due May 2024. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 8 – Government Grants

In March 2020, Congress passed the Paycheck Protection Program (PPP), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven if the proceeds are used for qualifying purposes and certain other conditions are met.

First Draw PPP Loan

In April 2020, the Company received a first draw PPP loan of $2,000,000. As of December 31, 2020, the Company performed initial calculations for the PPP loan forgiveness according to the terms and conditions of the Small Business Administration’s (SBA’s) Loan Forgiveness Application and expected that the PPP loan would be forgiven in full based on qualifying expenses incurred during the period eligible for forgiveness. As such, for the year ended December 31, 2020, the Company recognized grant income of $2,000,000 in the consolidated statement of operations. The Company’s first draw PPP loan was fully forgiven in September 2021.

Second Draw PPP Loan

In March 2021, the Company received a second draw PPP loan of $1,650,000. Management anticipated that the loan would be fully forgiven due to similar circumstances of our first draw PPP loan and as such, the Company recognized grant income of $1,650,000 in the consolidated statements of operations for the year ended December 31, 2021. The Company’s second draw PPP loan was fully forgiven in April 2022.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 (IAS 20), Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”; however, based on certain interpretations, it is analogous to “probable” as defined in FASB ASC 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). The Company has elected to recognize government grant income separately within other income.

In 2021, we also received $31,089 (in US dollars) through the Ontario COVID-19 Small Business Relief Grants program under our Sugarfina Global Canada, Ltd subsidiary.

NOTE 9 – Income Taxes

Deferred tax assets relate to the following:

	December 31, 2021	December 31, 2020
Deferred tax assets
Inventory valuation	$226,310	$105,051
Accrued expenses	611,385	109,175
Depreciation and amortization	590,754	159,907
Employee retention credits	643,258	-
Net operating loss	304,360	46,964
	2,376,067	421,097
Valuation allowance	(2,376,067)	(421,097)
	$-	$-

The provision (benefit) for income taxes consists of the following:

	Year Ended December 31,
	2021	2020
Current
Federal	$-	$-
State	4,181	5,381
Foreign	-	(33,925)
	4,181	(28,544)

Deferred
Federal	1,632,203	326,893
State	322,767	94,204
Change in valuation allowance	(1,954,970)	(421,097)
	-	-

	$4,181	$(28,544)

The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2021	2020
Computed "expected" federal income taxes	$(799,434)	$(1,046,046)
State income taxes, net of federal taxes	(151,131)	(230,058)
Foreign taxes	-	(33,925)
Tax adjustment related to corporate conversion	-	1,243,425
Tax adjustment for basis difference	(594,977)	-
Permanent differences	(405,247)	(336,073)
Change in valuation allowance	1,954,970	374,133
	$4,181	$(28,544)

At December 31, 2021, the Company has net operating loss carryforwards for federal and state purposes totaling approximately $1,351,000 and $508,000, respectively, available for an indefinite period to offset future taxable income.

NOTE 10 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the production, storage, and distribution of its product. The existing agreement with the co-packer has no minimum production requirements and has a term of three years with options to renew the agreement at the end of the original term. As the original term of the agreement was set to expire in October 2021, the Company elected to exercise its extension option, extending the agreement for a further year, with automatic 60-day renewals thereafter absent notice to terminate by either party. The parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to eliminate 1) the 4,000 minimum pallet position guarantee by the Company (which will serve to reduce our future storage costs), 2) a 5% fee reduction trigger, and 3) the personal guarantee on behalf of the co-packer’s partners regarding certain obligations upon agreement termination.

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 11 – Stockholder’s Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company’s debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues daily and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company’s Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder. As of December 31, 2021, and 2020, there were un-declared dividends in the amount of $1,318,654 and $260,000, respectively.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share (increased to $10.35 per share effective July 30, 2021), plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the “Offering Circular”)) to investors based upon investment level. As of December 31, 2021, the Company recognized gross proceeds of $3,478,803, inclusive of a subscription receivable of $289,587 and incurred offering costs of $984,755 for 343,108 shares of Common Stock through our Regulation A Offering. Effective December 30, 2021, we extended our Regulation A Offering for the lesser of a period of 12 months or a termination date at the Company’s election. The Company continues to purse raising more funds through its marketing efforts.

The Company will also be required to issue to StartEngine Primary, LLC (“StartEngine Primary”) and OpenDeal Broker LLC dba the Capital R (“Capital R”), the underwriters of this offering, warrants for the purchase of shares of our Common Stock at an exercise price of $10.35 per share. The number of shares acquirable by StartEngine Primary upon exercise of their warrant will be equal to 2% of the gross proceeds raised through StartEngine Primary, divided by $10.35 per share, rounded to the nearest whole share. Assuming we raise the maximum amount in this offering through StartEngine Primary, we would issue warrants for 48,251 shares of the Company’s Common Stock to StartEngine Primary, which includes 1,748 warrants issued at an exercise price of $10 with respect to sales by StartEngine Primary at a $10 per share price (assuming completion of the purchase of all shares committed at the $10 price). Capital R will be issued a number of shares of Common Stock equal to 1% of the gross proceeds of the sales facilitated by Capital R, divided by $10.35 per share, rounded to the nearest whole share. Assuming we raise the maximum amount remaining in this offering through Capital R, we would issue warrants for 24,125 shares of the Company’s Common Stock to Capital R.

The StartEngine Primary warrants will be exercisable for up to five years after the date on which this offering is qualified. The shares issuable upon exercise of the StartEngine Primary warrants, and the shares issued directly to Capital R, may not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of qualification or commencement of sales of the offering pursuant to which the warrants were issued, except as provided in FINRA Rule 5110(g)(2). The StartEngine Primary warrants include customary adjustment provisions for stock splits, stock dividends, and recapitalizations and other similar transactions. StartEngine Primary also has a piggyback registration right with respect to any shares it receives upon exercise of the warrants for up to seven years after the date on which this offering is qualified.

NOTE 12 – Subsequent Events

Employee Retention Credit

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs and as of the date of this annual report cannot reasonably estimate when it will receive those refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. The Company will recognize government grant income separately within other income similar to the accounting of our forgiven PPP loans once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

Termination of Regulation A Offering

On April 22, 2022, the Company announced the intention to terminate our Regulation A Offering on June 30, 2022. No further subscriptions will be accepted for the current offering after June 30, 2022. Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Conversion and Certificate of Incorporation (1)

2.2 Bylaws (1)

2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (2)

2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (2)

2.5 Conformed Certificate of Incorporation of Sugarfina Corporation (2)

3.1 Exchange Agreement (2)

4.1 Form of Subscription Agreement (1)

6.1 Promissory Note (2)

6.2 Security Agreement (1)

6.3 Employment Agreement of Scott LaPorta (1)

6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (1)

6.5 Sugarfina Corporation 2020 Equity Incentive Plan (2)

6.6 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (2)

6.7 First Amendment to Services Agreement (3)

6.8 Membership Interest Purchase Agreement (4) *

7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (1)

8.1 Prime Trust, LLC Escrow Agreement (1)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference).

(2) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(3) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 15, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11352 and incorporated herein by reference).

* Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer
Date: April 22, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer, Chief Financial Officer and Director
Date: April 22, 2022

By	/s/ Brian Garrett
Brian Garrett, Vice President of Finance and IT
Date: April 22, 2022

By	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: April 22, 2022

By	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: April 22, 2022